UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BKF CAPITAL GROUP, INC.

(Name of Small Business Issuer in Its Charter)

001-10024

(Commission File Number)

Delaware	36-0767530
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

One Rockefeller Plaza

New York, New York 10020

(Address of Principal Executive Offices)

(212) 332-8400

(Issuer’s Telephone Number, Including Area Code)

BKF CAPITAL GROUP, INC.

One Rockefeller Plaza

New York, New York 10020

(212) 332-8400

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

September 5, 2008

This information statement is being furnished to holders of record of the common stock of BKF Capital Group, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by our stockholders is required in response to this information statement. Proxies are not being solicited.

INTRODUCTION

We anticipate that, following the expiration of the ten-day period that begins on the later of the date of the filing of this information statement with the SEC pursuant to Rule 14f-1 and the date of mailing of this information statement to our stockholders, we will consummate the transactions contemplated by the Agreement, dated as of August 27, 2008, by and among (a) the Company, (b) Catalyst Fund, L.P., a Delaware limited partnership and the largest shareholder of the Company (“Catalyst”), (c) Steven N. Bronson, Catalyst’s Fund Manager and (d) Harvey J. Bazaar, Marvin L. Olshan, Ronald LaBow and J. Clarke Gray, the current directors and officers of the Company. Under the terms of the Agreement, the existing board of directors and management of BKF will retire, and the current Board will be replaced with directors designated by Catalyst. Because of the change in the composition of our board of directors, there will be a change in control of the Company on the date the transactions contemplated by the Agreement are completed.

As of September 5, 2008, we had issued and outstanding 7,973,216 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders’ meeting if one were to be held. Each share of common stock is entitled to one vote.

Please read this information statement carefully. It describes the Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the transactions under the Agreement.

CHANGE OF CONTROL

Catalyst owns approximately 47.5% of the Company’s outstanding common stock. In the past weeks, Catalyst had advised the Company of its desire to call a special meeting of the Company’s stockholders to replace the existing management of the Company with a slate selected by Catalyst for purposes of implementing Catalyst’s strategies for the Company. The Company’s bylaws permit holders of at least 25% of the outstanding shares to call a special meeting. Current management of the Company has had discussions with principals of Catalyst about Catalyst’s plans and proposals to further reduce the Company’s expenses and continue a search for new business opportunities for the Company. Given Catalyst’s percentage ownership of the Company’s outstanding stock, the Company’s board of directors believed it likely that Catalyst could successfully call a special meeting and obtain approval to change the management of the Company. In order to avoid the expense and disruption to the Company that a proxy contest would entail and to provide incoming management with the best opportunity to successfully implement its plans and proposals on behalf of the Company’s stockholders, the Company’s board decided to enter into the Agreement and to consummate the transactions contemplated by the Agreement.

Under the terms of the Agreement, on or about the first business day after the expiration of the ten-day period that begins on the later of the date of the filing of this information statement with the SEC pursuant to Rule 14f-1 and the date of mailing of this information statement to our stockholders, Messrs. Steven Bronson, John A. Brunjes and Leonard Hagan, each a person designated by Catalyst, will be appointed to the board of the Company by the current board. Immediately after such appointments, Harvey J. Bazaar, the Company’s chief executive officer and a director, Marvin Olshan, the Company’s chairman of the board and a director, and Ronald LaBow, a director of the Company, will resign their positions with the Company. As soon as practicable after the new board is placed, the new board members will appoint new officers of the Company. It is anticipated that following the appointment of the new directors, Messrs. Brunjes and Hagan, as the Company’s independent directors, will be appointed to the audit committee. It is also anticipated that Mr. Bronson will be appointed as the Company’s Chairman of the Board, Chief Executive Officer and President.

The Agreement requires for at least a two-year period that a majority of the board be comprised of directors who are independent of both the Company and Catalyst, and all transactions and relationships between the Company and Catalyst or its affiliates be on an arm’s-length basis and be approved by the Company’s independent directors.

The description of the Agreement is qualified in its entirety by reference to the Agreement which is filed as exhibit 10.34 to the Company’s Current Report on Form 8-K filed August 28, 2008 and is hereby incorporated by reference.

Although Messrs. Bazaar and Olshan shall no longer continue with the Company upon consummation of the transaction contemplated by the Agreement, the salary obligations of the Company under the existing employment agreements with Messrs. Bazaar and Olshan shall be honored through March 31, 2009. J. Clarke Gray, the Company’s current Chief Financial Officer, shall no longer continue as Chief Financial Officer but shall continue to be employed by the Company to assist with the transition and shall receive all salary and health benefits under the terms of his existing agreement with the Company for a period of 60 days following consummation of the transaction. All options held by Messrs. Bazaar, Olshan and Gray were surrendered and terminated on August 27, 2008.

LEGAL PROCEEDINGS

The Company is a defendant in a lawsuit for claims for repaid services in the amount of approximately $600,000. The complaint was filed in the Supreme Court of New York and alleges unjust enrichment and is currently in the discovery stage. The Company has no specific reserve for this action. The Company’s management knows of no other material existing or pending legal proceedings or claims against the Company nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5% of the Company’s securities, or any associate of such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of September 5, 2008 by (i) those persons or groups known to beneficially own more than 5% of our common stock and (ii) each current director and executive officer of the Company. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of Messrs. Bazaar, Olshan, LaBow and Gray is One Rockefeller Plaza, 3rd Floor, New York, New York 10020.

Name of Beneficial Owner	Number of Shares		Percent of Class
Catalyst Fund, L.P.	3,791,721	(1)	47.5%
100 Mill Plain Road
Danbury, CT 06811

Aegis Financial Corp.	442,750	(2)	5.6%
1100 North Globe Road, Suite 1040
Arlington, VA 22201

Royce Associates, LLC	651,850	(3)	8.2%
1414 Avenue of the Americas
New York, NY 10019

Wynnefield Capital	653,300	(4)	8.2%
450 7th Avenue, Suite 509
New York, NY 10123

Harvey J. Bazaar	656	(5)(6)	*

Ronald LaBow	1,256	(5)	*

Marvin L. Olshan	656	(5)(6)	*

J. Clarke Gray	7,887	(5)(6)	*

*	Less than 1%.

(1)	Steven N. Bronson is the Managing Member of Catalyst Fund, G.P., LLC, which is the general partner of Catalyst.

(2)	The information set forth is based solely on Amendment No. 2 dated March 21, 2008 to the Schedule 13D filed with the SEC on March 24, 2008.

(3)	The information set forth is based solely on Amendment No. 1 dated July 16, 2007 to the Schedule 13D filed with the SEC on July 16, 2007.

(4)	The information set forth is based solely on Amendment No. 2 to Schedule 13G filed with the SEC on December 31, 2007 and includes 152,500 shares held by Wynnefield Partners Small Cap Value, L.P., 245,800 shares held by Wynnefield Partners Small Cap Value, L.P. I, 255,200 shares held by Wynnefield Small Cap Value Offshore Fund, Ltd.

(5)	Shares were distributed to officers and directors in lieu of cash fees/compensation in years prior to 2007.

(6)	Does not include shares issuable upon exercise of options that were previously held and which are described under “Executive Compensation” below, as these options were terminated on August 27, 2008.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following tables set forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transactions under the Agreement.

Current Directors and Executive Officers

Directors

Name, Age and Principal Occupation During the Last Five Years	Director Since	Other Business Affiliation(s)
Harvey J. Bazaar – age 68 Retired. From 2001 to 2002, Chief Operating Officer of DML Global Services (a provider of fund accounting and related services to private investment funds); from 1997 to 2000, Partner and Global and Americas Leader for the Capital Markets Group of PricewaterhouseCoopers LLP.	2006	Board of Directors of CPI Aerostructures, Inc. and Board of Trustees of Kent State University Foundation

Name, Age and Principal Occupation During the Last Five Years	Director Since	Other Business Affiliation(s)
Ronald LaBow – age 72 President of Stonehill Investment Corp. (an investment fund) since February 1990; from January 1991 to February 2004, Chairman of the Board of WHX Corporation (a holding company that invests in and/or acquires a diverse group of businesses).	2005	Director of WPN Corp. (a financial consulting company)

Marvin L. Olshan – age 80 Retired. Founding Partner of Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP (a law firm); from 1991 to 2005, director of WHX Corporation.	2006

Officers

Name, Age and Principal Occupation During the Last Five Years	Office	Executive Officer Since
Marvin L. Olshan – age 80 Retired. Founding Partner of Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP (a law firm); from 1991 to 2005, director of WHX Corporation.	Chairman	2007

Harvey J. Bazaar – age 68 Retired. From 2001 to 2002, Chief Operating Officer of DML Global Services (a provider of fund accounting and related services to private investment funds); from 1997 to 2000, Partner and Global and Americas Leader for the Capital Markets Group of PricewaterhouseCoopers LLP.	President and Chief Executive Officer	2007

J. Clarke Gray – age 56 Chief Financial Officer and Senior Vice President of the Company and BKF Asset Management, Inc. since January 2006; Chief Financial Officer of Grail Investment Corp. since December 2007; from March 2003 to January 2006, Chief Administrative Officer of ADP Clearing & Outsourcing Services, where he held various other positions from 1997 to 2003.	Senior Vice President, Chief Financial Officer	2006

Directors After the Closing of the Agreement

Steven N. Bronson, 42, will become a director of the Company upon consummation of the transaction contemplated by the Agreement. Mr. Bronson is the manager of the Catalyst Fund, L.P., a Delaware limited partnership, a privately held hedge fund, based on his position as the managing member of the Catalyst Fund, G.P. LLC, which is the general partner of the Catalyst Fund, L.P. Mr. Bronson is also the President of Catalyst Financial LLC, a privately held securities brokerage and investment banking firm registered with the U.S. Securities and Exchange Commission. Mr. Bronson has held that position since September 24, 1998. During the period of 1991 through September 23, 1998, Mr. Bronson was President of Barber & Bronson Inc., a full service securities brokerage and investment banking firm. In addition, Mr. Bronson is an officer and director of 4net Software, Inc., a publicly traded corporation and Ridgefield Acquisition Corp., a publicly traded corporation.

John A. Brunjes, 45, will become a director of the Company upon consummation of the transaction contemplated by the Agreement. Mr. Brunjes is a partner in the private investment funds practice of Bracewell & Giuliani, resident in its Connecticut office. Mr. Brunjes is a member of the Connecticut Banking Commissioner’s Securities Advisory Council and serves on the Board of Directors of the Connecticut Hedge Fund Association. From 1990 to 1995, he served as an Assistant Attorney General in the Finance and Antitrust Divisions under Connecticut Attorney General Richard Blumenthal, during which time he was Connecticut’s primary securities enforcement lawyer. Mr. Brunjes received a J.D. from Cornell Law School, 1989, and an A.B., cum laude, from Colgate University, 1984. Mr. Brunjes is also admitted to the bar in the States of Connecticut, Massachusetts, and New York. Mr. Brunjes shall be acting strictly in a non-legal business capacity as a director of the Company.

Leonard Hagan, 56, will become a director of the Company upon consummation of the transaction contemplated by the Agreement. Mr. Hagan is a certified public accountant and for the past fifteen years has been a partner at Hagan & Burns CPA’s, PC in New York. Mr. Hagan received a Bachelors of Arts degree in Economics from Ithaca College in 1974 and earned his Masters of Business Administration degree from Cornell University in 1976. Mr. Hagan is registered as the Financial and Operations Principal for the following broker-dealers registered with the Securities and Exchange Commission: Mallory Capital Group, LLC; Empire Asset Management Company, Inc.; Fieldstone Services Corp.; Livingston Securities, LLC; and Danske Markets, Inc. Mr. Hagan is also a director of 4net Software, Inc., a publicly traded corporation, and Ridgefield Acquisition Corp., a publicly traded corporation.

Family Relationships

There are no family relationships among the Company’s existing or incoming directors or officers.

Involvement in Certain Legal Proceedings

During the past five years, no current officer or director of the Company, nor any person designated by Catalyst to become a director or officer of the Company upon consummation of the transaction contemplated by the Agreement, has:

(1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities, or banking activities;

(4) Been subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days his right to engage in any type of business, securities, or banking activities;

(5) Been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated; or

(6) Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated.

Board of Directors’ Meetings and Committees

During the fiscal year ending December 31, 2007, our board of directors met on six occasions. Our entire board participated in each of the meetings.

Each member of our board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified. Members of the board of directors generally are elected annually by the stockholders and may be removed as provided in the General Corporation Law of the State of Delaware and the Company’s amended and restated articles of incorporation and bylaws.

The Company’s common stock is currently traded on the OTC Bulletin Board, or “OTCBB.” Accordingly, the Company is not required to have an audit, compensation, or nominating committee. However, the Company intends to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct, and assuring compliance with such responsibilities and standards. In this regard, the Company currently maintains an audit committee and compensation committee.

Audit Committee

The current members of the audit committee are Harvey J. Bazaar and Marvin L. Olshan. Mr. Olshan was appointed to the Audit Committee on February 16, 2006. Mr. Bazaar was appointed to the Audit Committee on January 10, 2006. There were six meetings of the audit committee during 2007.

Our board of directors has determined that Mr. Bazaar is our “audit committee financial expert” (as defined in Regulation 240.401(h)(l)(i)(A) of Regulation S-K).

Compensation Committee Interlocks and Insider Participation

During 2007, the following directors (and former directors) served as members of the Compensation Committee: Keith Meister, Ronald La Bow, and Kurt N. Schacht. None of these persons was ever an officer or employee of the Company or any of its subsidiaries. During 2007, none of the Company’s executive officers on the board of directors or the compensation committee of any entity which had an executive officer who served on the Company’s Board of Directors or Compensation Committee. Mr. Meister resigned from the board of directors effective January 31, 2008 and was replaced on this committee by Mr. Schechter.

Nominating Committee and Shareholder-Director Communications

The Company does not have a nominating committee. Currently, the entire board of directors decides on nominees for directors, on the recommendation of one or more members of the board. Mr. LaBow is the only current member of the board of directors who is “independent.” The board of directors will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

The board of directors does not have a formal policy of attendance of directors at the annual meeting. It does encourage such attendance. The Company did not have an annual meeting of stockholders in 2007 or 2008.

Compliance with Section 16(a) of the Exchange Act

Each director and executive officer of the Company and each beneficial owner of 10% or more of the Company’s common stock is required to report his or her transactions in shares of the Company’s common stock to the SEC within a specified period following a transaction. Based on our review of filings with the SEC and written representations furnished to us during 2007, the directors, executive officers, and 10% beneficial owners filed all such reports within the specified time period.

EXECUTIVE COMPENSATION

Current Executive Compensation

The following table sets forth the compensation for the years ended December 31, 2007 and December 31, 2006 received by the Company’s Chief Executive Officer and the two most highly compensated other officers serving at the end of fiscal year 2007 (the “Named Executive Officers”). The table also includes the former CEO, who was no longer serving as an executive officer on December 31, 2007.

	Year	Salary ($)	Bonus ($)	Other Annual Compensation (1)		Restricted Stock Award ($)		Shares Granted Under Option (2)	Options Value ($)(3)	All Other Compensation
Harvey J. Bazaar(7) Chief Executive Officer and President	2007	149,423	0	0		0		200,000	226,535	0

J. Clarke Gray(6) Senior Vice President and Chief Financial Officer	2007 2006	137,500 257,371	62,500 125,000	0 0		0 343,750	(8)	50,000 50,000	40,621 140,438	643,329 0	(6)

Marvin Olshan(7) Chairman	2007	149,423	0	0		0		200,000	226,535

Former

John C. Siciliano(4) Chairman, Chief Executive and President	2007 2006	7,307 950,000	0 0	0 78,974	(5)	0 0		0 0	0 0	1,250,000 0	(4)

(1)	With respect to each of the Named Executive Officers and the Former Executive Officers, perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus except as noted.

(2)	Represents the number of shares granted to the officer during the period regardless of vesting (as of December 31, 2007, all options granted in 2007 had fully vested and prior period options had been forfeited). On August 27, 2008, all options held by Messrs. Bazaar, Olshan, and Gray were terminated pursuant to the Agreement.

(3)	Represents the amount recognized for financial statement reporting purposes in accordance with FAS 123R.

(4)	Mr. Siciliano was appointed President and Chief Executive Officer of the Company and BKF Asset Management, Inc., effective September 28, 2005. His separation agreement became effective as of January 2, 2007. Under the terms of his employment and separation agreements, he received one year’s annual salary of $950,000. Under his separation agreement, he received $300,000 for consulting fees following his termination date.

(5)	Represents reimbursements in connection with relocation and other living expenses of Mr. Siciliano to New York City in 2006.

(6)	Mr. Gray was appointed CFO of the Company and BKF Asset Management Inc., effective January 25, 2006. His separation agreement became effective as of June 30, 2007. Under the terms of his employment and separation agreement, he received one year’s annual salary and minimum bonus totaling $400,000 through June 30, 2007 and has received $243,329 in consulting fees from July 1, 2007 to December 31, 2007. Mr. Gray and the Company have executed an agreement dated March 5, 2008 which will compensate him approximately $150,000 per annum to continue as the Company’s CFO.

(7)	Mr. Olshan and Mr. Bazaar were appointed Chairman and CEO, respectively, as of January 2, 2007 and signed term agreements with the Company as of November 12, 2007. Previous to 2007 their only compensation was director fees.

(8)	Represents the fair market value, as of the grant date, of 25,000 shares of restricted stock granted on January 25, 2006. These shares were subsequently forfeited in June 2007.

Outstanding Equity Awards at December 31, 2007

The table below sets forth the option grants outstanding as of December 31, 2007. All outstanding options were granted during 2007 and are all earned and exercisable. All prior grants were forfeited. There are no other forms of equity awards outstanding as of December 31, 2007. On August 27, 2008, all of the options described below were terminated under the terms of the Agreement.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Date of Grant	Option Exercise Price ($)	Option Expiration Date
Harvey J. Bazaar	100,000	1/2/07	$3.35	11/12/17
	100,000	11/12/07	$2.25	11/12/17

Marvin Olshan	100,000	1/2/07	$3.35	11/12/17
	100,000	11/12/07	$2.25	11/12/17

J. Clarke Gray	50,000	11/12/07	$2.25	11/12/17

Agreements with Employees and Directors

Described below are the employees, officers, and directors who are subject to a current employment contract as of December 31, 2007.

Agreements with J. Clarke Gray

On October 31, 2006, the Company entered into a Separation Agreement (the “Gray Separation Agreement”) with J. Clarke Gray, the Company’s Chief Financial Officer and a Senior Vice President of the Company. Under the terms of the Gray Separation Agreement, Mr. Gray was to resign as a Senior Vice President and the Chief Financial Officer of the Company and any of its subsidiaries effective as of June 30, 2007 (the “CFO Resignation Date”).

Until the CFO Resignation Date, the Company continued to pay Mr. Gray the salary and benefits contemplated under the employment agreement he entered into with the Company on

January 4, 2006. Under the separation agreement Mr. Gray received: (i) cash severance payments totaling $400,000, payable in equal installments on each of March 1, 2007 and June 30, 2007; and (ii) the vesting of 3,125 shares of the Company’s restricted common stock previously issued to Mr. Gray.

Under the terms of the Gray Separation Agreement, Mr. Gray also received a cash bonus for fiscal year 2007 totaling $62,500 paid in equal installments on each of March 31, 2007 and June 30, 2007.

Under the Gray Separation Agreement, Mr. Gray agreed to provide certain consulting services to the Company for a term beginning on July 1, 2007 and ending on September 30, 2007. As consideration for providing these services, the Company made cash payments totaling $183,330 to Mr. Gray in six equal semi-monthly installments commencing on July 15, 2007. Additionally, the Company agreed to reimburse Mr. Gray for reasonable out-of-pocket expenses incurred in connection with providing consulting services to the Company.

On November 12, 2007, Mr. Gray and the Company agreed to terms covering the period October 1, 2007 to March 31, 2008 whereby Mr. Gray would continue as the Company’s CFO at a rate of $20,000 per month plus benefits and 50,000 options previously disclosed.

On March 5, 2008, a further agreement was signed between the Company and Mr. Gray extending his term indefinitely at a rate per annum of approximately $150,000 plus available benefits. Mr. Gray was entitled to receive additional compensation as approved by the Compensation Committee of the Board of Directors of the Corporation while he remained employed with the Corporation.

Mr. Gray, the Company’s current Chief Financial Officer, shall no longer continue as Chief Financial Officer but shall continue to be employed by the Company to assist with the transition and shall receive all salary and health benefits under the terms of his existing agreement with the Company for a period of 60 days following consummation of the transaction. All options held by Mr. Gray were surrendered and terminated on August 27, 2008.

Agreements with Harvey J. Bazaar

Mr. Harvey J. Bazaar became Chief Executive Officer of the Company on January 2, 2007 at an annual salary of $150,000. In the event of a change of control, which term is defined in the BKF Capital Group, Inc. 1998 Incentive Compensation Plan as amended and restated on March 28, 2001 (the “Plan”) and shall in no event include a liquidation of the Corporation, Mr. Bazaar may receive additional compensation that will be approved by the Compensation Committee of the Board of Directors of the Corporation while he remains employed with the Corporation.

In addition, effective as of January 2, 2007, Mr. Bazaar was granted options to purchase 100,000 shares of the Corporation’s common stock under the Plan. The exercise price per share is $3.35.

On November 12, 2007, Mr. Bazaar and the Company agreed to an employment term from January 1, 2008 to December 31, 2009 at $150,000 per annum. This agreement may be terminated by either Mr. Bazaar or the Company with 90 days notice after January 1, 2009. In addition, Mr. Bazaar was granted options to purchase an additional 100,000 shares at $2.25 per share. These options and those granted on January 2, 2007 became immediately vested and exercisable as of November 12, 2007.

The salary obligations of the Company under the existing employment agreement with Mr. Bazaar shall be honored through March 31, 2009. All options held by Mr. Bazaar were surrendered and terminated on August 27, 2008.

Agreements with Marvin Olshan

Mr. Marvin Olshan became Chairman of the Company on January 2, 2007 at an annual salary of $150,000. In the event of a change of control, which term is defined in the Plan and shall in no event include a liquidation of the Corporation, Mr. Olshan may receive additional compensation that will be approved by the Compensation Committee of the Board of Directors of the Corporation while he remains employed with the Corporation.

In addition, effective as of January 2, 2007, Mr. Olshan was granted options to purchase 100,000 shares of the Corporation’s common stock under the Plan. The exercise price per share is $3.35.

On November 12, 2007, Mr. Olshan and the Company agreed on an employment term from January 1, 2008 to December 31, 2009 at $150,000 per annum. This agreement may be terminated by either Mr. Olshan or the Company with 90 days notice after January 1, 2009. In addition, Mr. Olshan was granted options to purchase an additional 100,000 shares at $2.25 per share. These options and those granted on January 2, 2007 became immediately vested and exercisable as of November 12, 2007.

The salary obligations of the Company under the existing employment agreement with Mr. Olshan shall be honored through March 31, 2009. All options held by Mr. Olshan were surrendered and terminated on August 27, 2008.

Directors’ Compensation

Company employees who serve as directors of the Company receive no compensation for such services. Non-employee directors currently receive approximately $34,000 per year in cash compensation. In addition, directors receive $500 for each meeting of a committee of the board that they attend in person or by telephone. The Company also reimburses directors for their out-of-pocket expenses incurred in connection with such meetings.

2007 DIRECTOR COMPENSATION

Fees* Paid in Cash
Current
Harvey J. Bazaar	(1)
Ronald LaBow	$34,500
Marvin L. Olshan	(1)

Former
Keith Meister	$34,500
David Schechter	(2)

*	Fees include director and committee fees paid during fiscal 2007.

(1)	Mr. Bazaar and Mr. Olshan have compensation agreements with the Company and do not receive separate director fees.

(2)	Mr. Schechter did not become a director until February 5, 2008.

Appointment of Mr. Olshan and Mr. Bazaar

Mr. Marvin L. Olshan became the Executive Chairman of the Company on January 2, 2007. In connection with his employment Mr. Olshan is paid an annual salary of $150,000. In the event of a change of control, which term is defined in the Plan and shall in no event include a liquidation of the Corporation, Mr. Olshan may receive additional compensation that will be approved by the Compensation Committee of the Board of Directors of the Corporation while he remains employed with the Corporation.

In addition, on January 2, 2007, Mr. Olshan was granted options to purchase 100,000 shares of the Company’s common stock (the “Olshan Options”) under the Plan. The exercise price per share of the Olshan Options was equal to the “fair market value” (as defined in the Plan) of a share of the Corporation’s common stock on January 2, 2007. The Olshan Options will vest at a rate of 16.67% of the shares subject thereto on March 31, 2007 and an additional 16.67% on the last day of the next five calendar quarters thereafter, subject to continued employment.

On November 12, 2007, Mr. Olshan and the Company agreed to an employment term from January 1, 2008 to December 31, 2009 at $150,000 per annum. This agreement may be terminated by either Mr. Olshan or the Company with 90 days notice after January 1, 2009. In addition, Mr. Olshan was granted options to purchase an additional 100,000 shares at $2.25 per share. These options and those granted on January 2, 2007 became immediately vested and exercisable as of November 12, 2007. Pursuant to the Agreement, all options held by Mr. Olshan were terminated on August 27, 2008.

Mr. Harvey J. Bazaar became the President and Chief Executive Officer of the Company on January 2, 2007. In connection with his employment, effective as of January 2, 2007, Mr. Bazaar is paid an annual salary of $150,000. In the event of a change of control, which term is defined in the Plan and shall in no event include a liquidation of the Corporation, Mr. Bazaar may receive additional compensation that will be approved by the Compensation committee of the Board of Directors of the Corporation.

In addition, on January 2, 2007, Mr. Bazaar was granted options to purchase 100,000 shares of the Corporation’s common stock (the “Bazaar Options”) under the Plan. The exercise price per share of the Bazaar Options was equal to the “fair market value” (as defined in the Plan) of a share of the Corporation’s common stock on January 2, 2007. The Bazaar Options will vest at a rate of 16.67% of the shares subject thereto on March 31, 2007 and an additional 16.67% on the last day of the next five calendar quarters thereafter, subject to continued employment.

On November 12, 2007, Mr. Bazaar and the Company agreed to an employment term from January 1, 2008 to December 31, 2009 at $150,000 per annum. This agreement may be terminated by either Mr. Bazaar or the Company with 90 days notice after January 1, 2009. In addition, Mr. Bazaar was granted options to purchase an additional 100,000 shares at $2.25 per share. These options and those granted on January 2, 2007 became immediately vested and exercisable as of November 12, 2007. Pursuant to the Agreement, all options held by Mr. Bazaar were terminated on August 27, 2008.

Employment Arrangements after the Change of Control

Following the change of control, it is anticipated that Mr. Bronson shall serve as the Company’s Chief Executive Officer. The Company has not entered into any employment agreement with Mr. Bronson.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2006, the Company agreed to reimburse Steel Partners II, L.P. for its reasonable expenses incurred in connection with the 2005 proxy contest if certain conditions are met. The expense reimbursement will only be made if: (i) the EBITDA of the Company is positive for any of four consecutive quarters commencing after March 31, 2006, and (ii) the cumulative EBITDA of the Company during such four-quarter period is equal to or greater than $1.2 million. EBITDA means net income before deducting interest, income taxes, depreciation and amortization; provided that there shall be excluded from the calculation of EBITDA any income or loss generated from consolidated affiliated partnerships or any extraordinary or non-recurring item that has the effect of increasing EBITDA. If these conditions are met, the expense reimbursement will be made within 15 days after the Company’s financial statements for the applicable quarterly periods are completed. The proxy contest expenses of Steel Partners II, L.P. are approximately $566,000.

BKF CAPITAL GROUP, INC.

Dated: September 5, 2008